EXHIBIT 21

Subsidiaries

The following is as of June 30, 2008:

Name of Subsidiary	Jurisdiction
Cadapult Graphic Systems, Inc.	New Jersey
wholly owned
Media Sciences, Inc.	New Jersey
wholly owned
Media Sciences UK Limited	England & Wales
wholly owned by Media Sciences, Inc.
MSIA, LLC	Delaware
wholly owned by Media Sciences, Inc.
Media Sciences Trading, Ltd.	Bermuda
wholly owned by Media Sciences, Inc.
Media Sciences (Dongguan) Company Limited	China
wholly owned by Media Sciences Trading, Ltd.